[Letterhead of AirMedia Group Inc.]
January 28, 2011
VIA EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
Brandon Hill, Attorney-advisor
Paul Fischer, Attorney-advisor
Kyle Moffatt, Accountant Branch Chief
Sharon Virga, Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”)
Filed May 28, 2010 (File No. 001-33765)
Dear Mr. Spirgel, Mr. Hill, Mr. Fischer, Mr. Moffatt and Ms. Virga:
This letter sets forth the Company’s responses to the comments contained in the letter dated December 29, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto.
1.	We note your response to our prior comments from our letter dated September 21, 2010.
•	It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, e.g. your Chief Financial Officer, Vice President of Finance, Internal Audit Manager, U.S. GAAP Reporting Manager, Accounting Manager and Consolidation Manager, have very limited U.S. GAAP experience. It is unclear from your response whether any of those individuals have attended any U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP, whether any individuals hold professional designations such as Certified Public Accountant in the U.S., and whether any individuals have specific experience in preparing, and/or auditing financial statement in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting. We further note that most of your accounting department’s professional experience with U.S. GAAP was solely obtained while preparing your financial statements. Please advise.

•	Explain how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with no relevant knowledge of these areas of expertise.
•	Further, please provide us with more specific details of the audit experience that your Vice President of Finance obtained from only two years of audit experience at a public accounting firm in Hong Kong including the nature those engagements, her specific work on those engagements and whether those financial statements were prepared in accordance with U.S. GAAP. Similarly provide that information for your Internal Audit Manager and U.S. GAAP Reporting Manager with five and eight years, respectively, of professional experience at a Big Four public accounting firm in China.
•	Finally, describe in greater detail the internal and external accounting training that each of the members of your accounting department has had on U.S. GAAP and SEC rules and regulations and explain why you believe only 5-6 hours of quarterly or biannual training on U.S. GAAP and SEC rules and regulations is sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP considering most of your staff have little to no prior experience with U.S. GAAP outside of your company. Please note that we believe that information or trainings provided over the internet do not provide the relevant education and ongoing training necessary for individuals with the background as detailed in your response to prepare financial statements in accordance with U.S. GAAP.
Although none of the current members of the Company’s accounting and financial reporting department is a U.S. Certified Public Accountant (“CPA”), based on the facts set forth below, the Company believes its team is equipped with the appropriate level of knowledge on U.S. GAAP and SEC rules and regulations from their past educational background, work experiences and continuing professional education in relation to U.S. GAAP and SEC rules and regulations.

In addition to the information the Company has provided in its responses, dated November 12, 2010 (the “Previous Response”), to the Staff’s comments dated September 21, 2010, the Company would like to provide the Staff with the following additional supporting information to address each of the four bullet point questions above:
The Company’s former chief financial officer (“CFO”), Mr. Conor Yang, resigned from the Company as the CFO on March 10, 2010. He had conducted his review on the Company’s draft financial statements prepared under U.S. GAAP before he left the Company and before the Company’s financial results for the quarter ended December 31, 2009 and year ended December 31, 2009 were released on March 3, 2010. During the 2009 fiscal year, Mr. Yang, as the Company’s CFO, satisfied his responsibilities in overseeing the Company’s financial reporting under U.S. GAAP and the Company’s internal controls over financial reporting for the whole year.
Mr. Yang joined the Company in March 2007 and led the Company’s financial and accounting team during its initial public offering process. Before joining the Company, he had occupied various executive roles in several companies, including more than four years as the CFO for the Asia Pacific region of another U.S.-listed company, where his primary responsibilities included the preparation and reviewing of financial statements under U.S. GAAP. In this capacity, Mr. Yang spent a significant amount of time working on accounting treatment under U.S. GAAP, reported directly to the global CFO, and routinely discussed U.S. GAAP issues with external auditors. While working as the Company’s CFO, Mr. Yang continually interacted with the Company’s financial team and discussed U.S. GAAP-related issues with the relevant team members, educating them in the process. Mr. Yang has led the Company’s financial team in setting up a strong foundation for the Company’s financial reporting and internal control over financial reporting since the Company became public in November 2007.
The Company’s President and co-founder, Xiaoya Zhang, took over as the Company’s interim CFO after Mr. Yang resigned, and completed the necessary review processes that were required before the Company’s annual report on Form 20-F for the year ended December 31, 2009 was filed. Mr. Zhang has basic knowledge about U.S. GAAP reporting requirements from working for the Company and reviewing the Company’s financial statements, and leads a team that includes the Vice President of Finance and U.S. GAAP Reporting Manager (whose qualifications are discussed below) to ensure that the Company’s financial statements are prepared in accordance with U.S. GAAP. Like many CFOs, Mr. Zhang overseas the U.S. GAAP reporting process and internal controls assessment at a higher level, and is intimately familiar with the key operations of the Company’s business operations.
As disclosed in a press release dated January 28, 2011, Mr. Zhang has resigned as the Company’s president, interim CFO and director of the board, effective as of February 1, 2011, to pursue other entrepreneurial opportunities. The Company has appointed Ms. Ping Sun as the CFO, effective February 1, 2011. A brief description of Ms. Sun’s background is included in the press release, which will be furnished on a Form 6-K via EDGAR.

The Company’s Vice President of Finance has been a member of the Association of Chartered Certified Accountants (“ACCA”) in the United Kingdom since 1997. For ACCA members, the examination for Financial Accounting and Financial Reporting is based on International Financial Reporting Standards (“IFRS”). She has attended continuing education for five years and became a fellowship member of ACCA (FCCA) in 2002. Prior to working for the Company, the Vice President of Finance had worked as the Financial Controller for a subsidiary of Hutchison Whampoa for over three years. Hutchison Whampoa is one of the largest listed companies in Hong Kong. In her capacity as Financial Controller there, she took primary responsibility for the preparation of financial statements under Hong Kong Financial Reporting Standards (“HKFRS”) and for the establishment of internal controls over financial reporting. Her understanding of both IFRS and HKFRS provided her with a solid foundation upon which she developed her knowledge of the applicable accounting standards under U.S. GAAP. Prior to her role as a Financial Controller, she worked for two years at a Big Four accounting firm, working primarily on audit engagements in which the financial statements were prepared in accordance with HKFRS. Although she did not participate in U.S. GAAP audit engagements as an auditor with the Big Four public accounting firm, she gained her knowledge and experience in the U.S. GAAP and SEC reporting through: (i) her educational background and relevant work experience within the respective IFRS and HKFRS frameworks have enabled her to learn U.S. GAAP concepts efficiently; (ii) her past primary responsibilities of preparing financial statements under U.S. GAAP in connection with the Company’s initial public offering have provided her with hands-on U.S. GAAP financial reporting experience; and (iii) she has attended a number of external trainings offered by Big Four accounting firms about U.S. GAAP and the differences between U.S. GAAP and IFRS and SEC reporting updates, including a two-day onsite training on U.S. GAAP rules that are important and relevant to the Company, quarterly U.S. GAAP training covering updates on FASB, SEC rules and regulations and tax rules as well as various topics relevant to US registrants with significant operations in the PRC which includes revenue recognition, VIE arrangements, share-based compensation, business combinations and purchase price allocation, earning per share calculation and impairment of long-lived assets and goodwill, among others. Furthermore, she has been able to learn U.S. GAAP and keep herself updated on developments in U.S. GAAP through using the electronic technical library software that the Company subscribed from a Big Four accounting firm, as well as through self-learning and on-the-job experience.
The Company’s U.S. GAAP Reporting Manager is a member of the Chinese Institute of Certified Public Accountants (“CICPA”), which provided her with a solid foundation of accounting knowledge upon which she has developed her U.S. GAAP knowledge effectively and efficiently. During her eight years of professional experience in auditing, she worked at one of the Big Four public accounting firms in China for nearly five years from 2004 to 2009, where she primarily focused on auditing financial statements prepared under U.S. GAAP, including the audit of one U.S. registrant and four privately owned entities that prepared financial statements under U.S. GAAP for the purpose of external financing. She was required to obtain the appropriate accreditation to work on audit engagements under U.S. GAAP through: 1) the required annual in-house training programs (approximately 40 hours per year) and on-line training programs (of various lengths) on U.S. GAAP accounting standards, SEC rules, auditing technical practices, independence and ethics updates and FCPA updates, among others, and 2) work experience under supervision. In her last two years at the public accounting firm, she was the senior team member in charge of a U.S.-listed client where her primary responsibilities included the completion of the client’s quarterly reviews and annual audits of the financial statements as well as the testing and evaluation of internal controls over financial reporting. In her last three years working at the Big Four public accounting firm, she had accumulated, on average, more than 1,200 working hours annually on audits of entities that prepared their financial statements in accordance with U.S. GAAP.

The Company’s Internal Audit Manager is also a member of the CICPA. During her five years of professional experience in auditing, she also worked at one of the Big Four accounting firms in China for four years from 2006 to 2010. In this capacity, her primary duties included the auditing of financial statements prepared in accordance with IFRS and the auditing of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act (“SOX 404”). She worked on the audit of a company dual-listed on the Hong Kong Stock Exchange and the New York Stock Exchange for the years ended December 31, 2006, 2007 and 2008. As one of the senior members of the engagement team, she was in charge of, and took primary responsibility for, the overall management of the fieldwork audit, including: (i) the identification of internal control deficiencies; (ii) the audit of interim and annual financial statements prepared in accordance with IFRS; and (iii) discussions with the client on audit and internal control-related matters. In addition, the significant time she spent working on the testing of internal controls over financial reporting gave her experience with SOX 404 requirements and the auditing standards of the Public Company Accounting Oversight Board (“PCAOB”). While she worked at the Big Four public accounting firm, she attended the internal training courses on U.S. GAAP knowledge and comparison between U.S. GAAP and IFRS. Also, she was required to complete online training on U.S. GAAP technical updates periodically, which provided her with a solid foundation to develop her knowledge of U.S. GAAP.
With regard to continuing professional education, the Company’s U.S. GAAP Reporting Manager and Vice President of Finance both participate in quarterly training updates provided by a Big Four public accounting firm to CFOs, financial controllers, and U.S. GAAP reporting managers. The Company’s core financial reporting team has participated in almost all such training sessions since early 2007. These instructor-led classroom training sessions generally take about three to four hours each and provide updates regarding, among other things, U.S. GAAP, current accounting issues, and SEC rules and regulations.
In addition, the Company’s U.S. GAAP Reporting Manager closely follows the FASB Accounting Standards Updates, changes in SEC rules and regulations and updates regarding Sarbanes-Oxley Act issues and other various regulatory standards that affect matters related to the Company’s financial reporting.

Furthermore, like the Company’s Vice President of Finance, the U.S. GAAP Reporting Manager has access to an electronic technical library offered and maintained by a Big Four public accounting firm. As mentioned in the Previous Response, this electronic technical library is designed by a Big Four public accounting firm in the U.S. and contains the most updated information on the FASB Accounting Standards Codification Manual, SEC Reporting Interpretations Manual, AICPA Audit and Accounting Guides, and PCAOB Standards and Related Rules. Whenever the Company encounters a complicated transaction or has a question about the proper accounting treatment under U.S. GAAP, the relevant employee uses this resource to conduct the necessary accounting research, drafts an accounting memorandum on the topic in question, and provides it to the Vice President of Finance for review and consent. The Company then documents its final position on the accounting treatment in its Accounting Manual for future use.
Moreover, the whole financial department of the Company had attended the external trainings offered by a Big Four public accounting firm on U.S. GAAP and the differences between U.S. GAAP and IFRS and SEC reporting updates, including a two-day onsite training on U.S. GAAP rules that are important and relevant to the Company before the initial public offering of the Company. Quarterly U.S. GAAP training attended by the Company’s financial department covered FASB, SEC, and tax updates as well as various topics relevant to U.S.-listed companies located in the PRC, which include revenue recognition practices, VIE arrangement and accounting treatment, share-based compensation, business combinations and purchase price allocation, earning per share calculation and impairment of long-lived assets and goodwill, among others.
•	With respect to the audit committee financial expert, please explain to us in greater detail why you believe he has the knowledge of U.S. GAAP and internal control over financial reporting to be considered an “audit committee financial expert.”
The Company’s audit committee financial expert, Dr. Donglin Xia, has obtained significant knowledge on U.S. GAAP through two primary sources.
First, in his full time role as a professor of accounting at Tsinghua University, Dr. Xia gained knowledge of U.S. GAAP through his academic research on accounting theories and practices. He received formal education with respect to U.S. GAAP when he was in college, studying intermediate accounting and advanced accounting through U.S. textbooks. He has been conducting continuous research on comparative accounting, especially comparative research on the difference between the accounting rules in China and other jurisdictions, including U.S., U.K. and other countries. He has published a book in this regard, titled “Comparative International Accounting,” which is commonly used by accounting majors at Tsinghua University. Furthermore, he has authored and presented several essays in various international academic seminars on the issues of U.S. corporations regarding surplus management, recognition of income and impairment of goodwill, all of which are in line with U.S. GAAP.

Secondly, Dr. Xia served as an independent audit committee member to Huaneng Power International, Inc. (“Huaneng”) from 2004 to 2008 and was recognized as the audit committee financial expert for Huaneng during this period. Huaneng is a PRC-based company dual-listed on the Hong Kong Stock Exchange and the New York Stock Exchange. In this capacity, he took an active role in monitoring Huaneng’s accounting and financial reporting matters and internal control over financial reporting, and was also able to get updates on U.S. GAAP by working with Huaneng’s CFO and auditors.
2.	We note that on page 24 you state that changes in laws and regulations regarding your business licenses pose a risk to your business. In addition, we note that on page 37 you disclose that your variable interest entities hold business licenses that include operation of an advertising business within their scope. In your future filings please disclose whether Shenzhen AirMedia Information Technology Co., Ltd. (“Shenzhen AM”), AirMedia Technology (Beijing) Co., Ltd. (“AM Technology”) and Xi’an AirMedia Chuangyi Technology Co., Ltd, (“Xi’an AM”) also have business licenses, and, if so, the scope of such licenses.
The Company respectfully advises the Staff that Shenzhen AM, AM Technology and Xi’an AM all have current business licenses, as such licenses are required for all PRC incorporated entities to conduct active business operations in the PRC. The scopes of the business licenses for these three entities include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law, as disclosed on pages 36 and 37 of the 2009 20-F.
In response to the Staff’s comment, the Company will disclose the scope of business licenses of its subsidiaries in its future Form 20-F filings.
We derive significant portion of our revenues ... page 7
3.	In your future filings please quantify the adverse effect the economic slowdown has had on the air travel industry in China.
The Company respectfully advises the Staff that it is difficult to quantify the overall adverse effect the global economic slowdown has had on the air travel industry in China in general, as there has been no systematic studies conducted by any industry participant that specifically quantifies such adverse effects. According to the China Civil Aviation Report issued in July 2010, under the impact of the global financial crisis, the China air travel industry saw its three largest domestic airlines suffer net losses in 2008, around the time of the global economic slowdown, although the situation has improved since then. The Company only found discussions of the financial impact of the global economic slowdown on portions of the business of some companies in China’s air travel industry, through examination of such companies’ public filings. For example, China Eastern Airlines Corporation Limited disclosed in its Form 20-F for the year ended December 31, 2009 that the “average yield for [its] passenger operations decreased by 12.9% from RMB0.62 per passenger-kilometer in 2008 to RMB0.54 per passenger-kilometer in 2009 primarily due to the global financial crisis, resulting in a decrease in business travel activity and the decrease in passengers on [its] international routes;” and China Southern Airlines Company Limited disclosed, in its Form 20-F for the year ended December 31, 2009, that “[c]argo and mail revenue, which accounted for 5.5% of the Group’s total traffic revenue and 5.3% of total operating revenue, decreased by 16.9% from RMB3,501 million in 2008 to RMB2,908 million in 2009. The decrease was attributable to reduced cargo traffic demand under global financial crisis.” The Company’s research team did not find broader quantification of the impact of the global financial crisis on the air travel industry in China.
The Company will continue to monitor relevant industry publications for industry-wide research data on the quantitative impact of the global economic slowdown on the air travel industry in China, and will disclose any such quantitative data in its future filings if such data becomes available.
If we are unable to carry out our operation ... page 7
4.	We note that on page 32 you disclose that 26 of your 115 concession rights contracts are subject to renewal by the end of 2010. In your future filings please quantify the anticipated, aggregate renewal amount of the concession contracts that will expire during the next twelve months.
In response to the Staff’s comment, the Company respectfully advises the Staff that in each of the Company’s future Form 20-F filings, it will quantify the anticipated, aggregate renewal amount of the concession contracts that will expire during the next twelve months.
If we do not succeed in our expansion into the business of outdoor ... page 10
5.	We note your statement that you “now hold Beijing AirMedia City Outdoor Advertising Ltd...” and that you hold a 75% interest in Beijing DongDing Gongyi Advertising Media Ltd. Please revise this disclosure to clarify that you have no direct or indirect ownership in these entities. Please make similar revisions throughout your annual report to avoid the implication that you have any ownership interest in your variable interest entities or their subsidiaries.
The Company respectfully advises the Staff that throughout the 2009 20-F, the Company has stated that due to PRC government restrictions on foreign investment in the advertising industry in China, its advertising business in China is conducted through contractual arrangements with its variable interest entities (“VIEs”), rather than through direct or indirect ownership of advertising companies, including on pages 19, 20 and 25, under “Item 3. Key Information—D. Risk Factors” and on pages 27 and 28, under “Item 4. Information on the Company—A. History and Development of the Company.” In addition, the Company’s organization structure chart on page 42 of the 2009 20-F presents Beijing AirMedia City Outdoor Advertising Ltd. and Beijing Dongding Gongyi Advertising Ltd. as both being held by VIEs that the Company controls through contractual relationships. The organizational structure chart presents Beijing AirMedia UC Advertising Co., Ltd. as a VIE which has 75% interest in Beijing Dongding Gongyi Advertising Ltd. and another one of the Company’s VIEs, Beijing AirMedia Advertising Co., Ltd., as holding Beijing AirMedia City Outdoor Advertising Ltd.

The Company’s description of holding these entities in the 2009 20-F refers to the holding of equity interest in them by two VIEs which the Company effectively controls through a series of contractual arrangements with these entities and their record owners.
In response to the Staff’s comment, to avoid confusion to readers and to further clarify the disclosure, the Company proposes to revise the current statement on page 10 of the 2009 20-F as follows in all of its future 20-F filings (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“Our variable interest entity, Beijing AirMedia Advertising Co., Ltd., now holds 100% of Beijing AirMedia City Outdoor Advertising Ltd., or AM Outdoor, which operates out-of-home advertising media in urban locations in Beijing. Another one of our variable interest entities, Beijing AirMedia UC Advertising Co., Ltd., now holds 75% equity interest in Beijing Dongding Gongyi Advertising Media Ltd., or Dongding, a company that has exclusive rights to build and operate, in locations throughout Beijing such as mall parking lots, schools and residential communities, outdoor billboards that display both public service content and commercial advertising throughout Beijing.”
Similarly, with respect to the disclosure on page 28 of the 2009 20-F, the Company proposes to revise the following current statement involving Beijing AirMedia City Outdoor Advertising Ltd. and Beijing Dongding Gongyi Advertising Ltd. as follows in future filings (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd. and concurrently, our variable interest entity, Beijing AirMedia Advertising Co., Ltd., acquired 90% of the equity interest in AM Outdoor on top of the 10% of AM Outdoor it already owned prior to the transaction. The total consideration for both transactions was US$13.9 million. As a result of these transactions, our variable interest entity, Beijing AirMedia Advertising Co., Ltd., now holds 100% equity interest in AM Outdoor and operates unipole signs and other outdoor media across Beijing. In February 2010, our variable interest entity, Beijing AirMedia UC Advertising Co., Ltd., acquired 45% equity interest in Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. Beijing AirMedia UC Advertising Co., Ltd. held 30% equity interest in Dongding prior to the transaction and, as a result of these transactions, now holds 75% equity interest in Dongding.”

6.	We note that you may be unable to obtain all of the necessary approvals required to operate your outdoor media platforms. Please provide additional context regarding this risk so that investors may better assess its likelihood and severity.
In response to the Staff’s comments, the Company proposes to include the following disclosure in future Form 20-F filings to replace the fourth paragraph under the risk factor entitled “If we do not succeed in our expansion into the business of outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected”:
“For the gas station media platforms that are covered under the Sinopec concession rights contract, there are approvals required from various levels of local governments for the operation of each outdoor media platform. However, there are significant uncertainties regarding which local government agencies or which sets of local laws and regulations govern our gas station media platforms in specific locations. We have obtained approvals in the city of Tianjin, and coordinated orally with the local governments in other cities in which we operate such gas station media platforms. Although some local government authorities have not given approval due to lack of specific administrative procedures, no written application for approval has been filed or denied in any other city, and based on our previous communications with various local government authorities, we do not believe any other formal approvals are required to operate these gas station media platforms.
Although we are using best efforts to comply with all relevant laws and regulations and obtain all necessary certificates, registrations and approvals for the advertising media platforms it operates, including actively consulting every relevant local government authority in every city in which we operate to ascertain the legal requirements for our business operations in the area and continually monitoring local government announcements for any relevant updates in such requirements, due to the complexity of local laws and regulations across China governing outdoor media advertising platforms, there can be no assurance that we will be able to obtain or have all of the necessary approvals which we do not currently hold in a timely manner, or at all. Any delay or failure in obtaining the necessary approvals may materially and adversely affect the expansion into the business of outdoor media advertising, from which we derived less than 0.1% of our revenue in 2009. Similarly, we face the same risks for the operation of outdoor media platforms through AM Outdoor and Dongding.”

If advertising registration certificates are not obtained for our airport ... page 11
7.	Disclose whether you have sought the opinion of PRC counsel regarding the likelihood that the risk described in this risk factor will be realized.
The Company respectfully advises the Staff that it has consulted with PRC counsel and local SAIC offices on this point. Due to the uncertainty of the SAIC regulations and the different views expressed by local SAIC offices, however, neither the Company’s PRC counsel nor the Company can estimate the likelihood that the risk described in this risk factor will be realized. In response to the Staff’s comment, the Company proposes to revise this risk factor in its future Form 20-F filings as follows (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under any PRC laws and regulations. To ensure that our airport operations fully comply with the applicable laws and regulations, we have contacted the local SAIC offices in the cities where we have operations or intend to operate to see whether we need to apply for advertising registration certificates. However, the local SAIC offices we consulted have expressed different views on whether the advertisements shown on our digital frames and digital TV screens would be regarded as outdoor advertisements and how to register those advertisements, if such registrations are required. As of the date of this annual report, only the Shanghai and Beijing SAICs have accepted our application and issued outdoor advertising registration certificates. Some local SAIC offices did not accept our applications due to the lack of specific administrative procedures, some local SAIC offices indicated that they needed more time to consider, while others have given oral permission for our operations and do not require us to make such registrations.

We intend to register with the relevant local SAIC offices if we are required to do so, but we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If a required registration is not obtained, the relevant local SAIC office may require us to forfeit our relevant advertising income, impose administrative fines of up to RMB30,000 and/or require us to discontinue advertisements at airports where the required advertising registration is not obtained. We have consulted with our PRC counsel regarding the likelihood that the relevant local SAIC offices will impose these penalties on us in the cities where we have not obtained advertising registration certificates. Due to the uncertainty of the SAIC regulations and the different views expressed by local SAIC offices, neither our PRC counsel nor we can estimate this likelihood. Any of these government measures could materially and adversely affect our business and results of operations.”
Dividends payable to us by our wholly-owned operating subsidiaries ... page 18
8.	Please disclose how Shenzhen AM and Xi’an generate revenue from their operations.
In response to the Staff’s comments, the Company proposes to have the following disclosure under “Item 7. Major Shareholders and Related Party Transactions—B. Related party Transactions—Contractual Arrangements” in its future Form 20-F filings:
“Shenzhen AM has signed contractual agreements with one of the Company’s variable interest entities, or VIEs, in China, AM Yuehang, pursuant to which Shenzhen AM provides exclusive technology support services including the research and development of technologies related to AM Yuehang’s business operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services in exchange for payments from AM Yuehang, which constitute Shenzhen AM’s primary source of revenue.
Xi’an AM is a software company which primarily derives revenues from selling software it developed to AM Technology. AM Technology uses the software it purchases from Xi’an AM to provide technology development and support services to other companies.”
9.	Disclose whether you have sought the opinion of PRC counsel regarding the likelihood that you will be deemed a “PRC resident enterprise.”
The Company respectfully advises the Staff that it has sought the opinion of its PRC counsel regarding the likelihood that it will be deemed a PRC resident enterprise under PRC tax law. After discussions with its PRC counsel, the Company does not believe that it should be deemed a PRC resident enterprise. Please also see the Company’s response to question #16 below for more detailed discussion on the tax residence issue.

In response to the Staff’s comment, the Company proposes to replace the second paragraph of this risk factor in the Company’s future Form 20-F filings with the following:
“Under the EIT Law and EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located inside China, stating that only a company meeting all the criteria would be deemed having its de factor management body inside China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, there are currently no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for our type of companies.
After consulting with our PRC counsel, we do not believe our holding company should be deemed a PRC resident enterprise as, among other things, certain of our company’s key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income. To the extent our holding company earns income outside of China, a 25% enterprise income tax on our global income may significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

If we are regarded as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempt under the EIT Law and the EIT Implementation Rules to the extent such dividends are deemed “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.”
We must rely principally on dividends and other distribution ... page 21
10.	Please disclose the respective registered capital of AM Technology, Shenzhen AM and Xi’an AM. In addition, please disclose whether AM Technology, Shenzhen AM and Xi’an AM have made the required annual appropriations required under PRC law. If not, please quantify any fines or penalties that these companies may be subject to as a result of non-compliance.
The Company respectfully advises the Staff that both AM Technology and Xi’an AM have made the required annual appropriations under PRC law—namely, the statutory surplus reserves that each profitable enterprise is required to maintain under PRC law. As Shenzhen AM still has accumulated net losses in each of the years since its inception, it is not required to maintain any statutory surplus reserves until it gains net profit.
In response to the Staff’s comment, the Company proposes to make the following disclosure in future Form 20-F filings to replace the second paragraph under this risk factor:
“Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AM are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $42.0 million, RMB700 million ($105.3 million) and $50.0 million, respectively. AM Technology and Xi’an AM have made the applicable annual appropriations required under PRC law. Shenzhen AM is not currently required to fund any statutory surplus reserve because it still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.”
History and Development of the Company, page 27
11.	We note your statement that you acquired an 80% equity interest in Flying Dragon Media Advertising Co., Ltd. in 2008. Please clarify that you did not directly or indirectly acquire this interest. In addition, please specify which variable interest entity or subsidiary was the acquirer in each acquisition described in your annual report.
The Company respectfully advises the Staff that the Company’s organization structure chart on page 42 of the 2009 20-F presents that Flying Dragon Media Advertising Co., Ltd. is 80% held through one of the Company’s VIEs, Beijing AirMedia Advertising Co., Ltd.
The Company’s references to acquiring or holding various PRC entities were intended to convey the holding of equity interest in these entities by the Company’s VIEs, which the Company effectively controls through a series of contractual arrangements with them and their record owners. In response to the Staff’s comment, to avoid potentially confusing the readers and to further clarify the Company’s existing disclosure, the Company proposes to revise the current statement on pages 27 and 28 of the 2009 20-F as follows in its future Form 20-F filings (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“In 2008, one of our variable interest entities, Beijing AirMedia City Outdoor Advertising Ltd., acquired an airport gate bridge advertising business through purchasing 80% equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon. Concurrently with the Flying Dragon acquisition, we also directly acquired all of the equity interest in Excel Lead International Limited, or Excel Lead. Part of the consideration for the Excel Lead acquisition is a contingent consideration to be determined based on the performance of Excel Lead through 2010, in an aggregate amount of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to US$39.7 million in cash only at the sellers’ option.

In 2009 and the first quarter of 2010, we also added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we directly acquired 100% equity interests in Dominant City Ltd. Concurrently with this acquisition, one of our variable interest entities, AirMedia Advertising, acquired 100% equity interest in Beijing Union of Friendship Advertising Media Co. Ltd., which operates media resources in a number of airports including Guangzhou and Hangzhou airports. The total consideration for the acquisition of Dominant City Ltd. and Beijing Union of Friendship Advertising Media Co., Ltd. was US$7.8 million. In 2009, Beijing AirMedia Jinshi Advertising Co., Ltd., which is majority-owned by our variable interest entity, AirMedia UC, entered into an exclusive concession rights contract under which it will develop and operate outdoor advertising platforms such as billboards at gas stations belonging to Sinopec...”
For additional proposed disclosure in future Form 20-F filings that indicate which VIE or subsidiary was the acquirer in each of the Company’s acquisitions, please also refer to the Company’s answer to Question 5 above.
In addition, on page 57 of the 2009 20-F, where the Company also mentions Flying Dragon Media Advertising Co., Ltd. in the year to year comparison, the Company proposes to revise the relevant sentence as follows in its future Form 20-F filings (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon and Beijing AirMedia Jinshi Advertising Co., Ltd., each majority owned by a variable interest entity.”
12.	We note that the number of digital TV screens you operate in airports fell from 2,854 in 41 airports in 2008 to 2,231 in 40 airports in 2009. Please discuss the reasons for this decline and whether it is indicative of a trend.
The Company respectfully advises the Staff that in 2009, the Company replaced a number of less profitable digital TV screens in certain airports with more profitable digital frames and terminated operations of digital TV screens in two airports in which its operations were not sufficiently profitable. Partially as a result of the above-mentioned replacement, the number of digital frames the Company operates in airports increased from 2,156 in 22 airports as of December 31,2008 to 3,056 in 31 airports as of December 31, 2009, as disclosed on page 46 of the 2009 20-F. The Company considers such replacement an adjustment to its routine business operation under particular circumstances, which does not indicate a trend in its overall business operation or changes in its business strategy.

In response to the Staff’s comment, the Company will discuss such adjustment in its future Form 20-F filings to help readers gain a better understanding of the Company’s operating results.
Contractual Arrangements, page 70
13.	We note that pursuant to the contractual arrangement between AM Technology and your variable interest entities, AM Technology provides exclusive technology support and service and technology development services in exchange for payment from them. These payments should he made quarterly, subject to yearly adjustment. Please disclose the aggregate amount that has been paid to AM Technology to date by your variable interest entities pursuant to these agreements.
In response to the Staff’s comments, the Company respectfully advises the Staff that since the Company commenced operations in August 2005 in China, the aggregate amount paid to AM Technology amounted to RMB577.3 million ($84.6 million) as of December 31, 2010. For all future Form 20-F filings, the Company proposes to disclose the yearly amounts paid to AM Technology from each of the most recent three years prior to the filing of the annual report. To this end, the Company proposes to have the following disclosure replace the second paragraph under “Item 7. Major Shareholders and Related Party Transactions—B. Related party Transactions—Contractual Arrangements” in future Form 20-F filings (portions that differ from the existing disclosure in the 2009 20-F are in italics):
“Our consolidated variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. The payments to AM Technology amounted to RMB303.8 million, RMB137.9 million and RMB92.6 million in the years ended December 31, 2008, 2009 and 2010, respectively. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders, which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.”

Consolidated Financial Statements
Contractual Balance Sheets, page F-2
14.	We note that you have not disclosed your accounting policy for cash which is approximately 39% of your total assets as or December 31, 2009. Please disclose your policy in future filings and provide us with your proposed disclosures.
In response to the Staff’s comment, the Company submits that it will include the following accounting policy disclosure regarding cash and cash equivalents in future Form 20-F filings:
“Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.”
Notes to Consolidated Financial Statements
1. Organization and Principal Activities
15.	We note that your technology support and service agreements and technology development agreements provide for a “net cost-plus rate...” which provides that the VIE can achieve a certain operating profit after deduction of these fees. Please tell us in detail how this arrangement is permissible under PRC tax law. We note your disclosure on page 21 that under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions you have entered into among AM Technology and your variable interest entities are not be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow your tax savings, adjust the profits and losses of your respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that you are ineligible for the tax savings you achieved would substantially increase your taxes owed and reduce your net income. Please quantify the effect of such disallowances. Please tell us how you have concluded that the methodology used to compute the fees under these agreements does not violate PRC tax law.

The Company respectfully advises the Staff that the Implementation Regulations for Special Tax Adjustments (Trial) ( the “Regulations”) are formulated in accordance with the PRC Enterprise Income Tax (“EIT “) Law to standardize the implementation rules on special tax adjustments by tax authorities for, among other things, transfer pricing, advance pricing arrangement, and other anti-tax avoidance rules, etc. The Regulations became effective as of January 1, 2008. According to the Regulations, “Enterprises having related party transactions and tax authorities verifying and evaluating related party transactions should follow the arm’s length principle to select and apply reasonable transfer pricing methods.”
According to Article 111 of the EIT Implementation Rules, reasonable transfer pricing methods that are consistent with the arms’ length principle include the Transactional Net Margin Method (“TNMM”). For the transactions between the VIEs and AM Technology, the TNMM method, which is commonly used by other service providers, was chosen by the Company to price the transactions between AM Technology and VIEs under which AM Technology provide services to the VIEs. A reliable application of TNMM requires the selection of a profit level indicator (“PLI”) that produces the most reliable measure of income the tested party would have earned had it dealt with related parties at arm’s length, taking into account all facts and circumstances. Therefore, the net cost plus margin is selected as the appropriate PLI to test the arm’s length nature of the related party transactions between AM Technology and VIEs.
Based on the above analysis, the Company has concluded that the methodology used to compute the service fees under a series of agreements does not violate PRC tax law and the service fees charged by its subsidiary, AM Technology, reflects the value of the services provided to the consolidated affiliated entities based on the arm’s length principle, and the Company has been in compliance with the relevant PRC transfer pricing rules.
The Company has filed its PRC income tax returns with all relevant tax bureaus for the fiscal years of 2007, 2008 and 2009 in time. To date, there has been no occasion on which any of the Company’s prices set for the transactions between the VIEs and AM Technology is challenged by any tax authority. The Company believes the possibility of any disallowance of unreasonable deduction is remote, hence the Company does not expect any significant impact on its taxes owed and net income due to potential late payment, interest and penalties from such disallowances.

14. Income Taxes. Page F-36
16.	We note your disclosure on page F-39 about the uncertainty that exists regarding how the PRC’s current income tax law applies to your overall operations. Please tell us and expand your disclosure in future filings about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new FIT Law. Please quantify the impact on your results of operations if your belief is not correct.
The Company respectfully advises the Staff that the EIT Law defines a PRC resident enterprise as either (i) an enterprise that is incorporated in China or (ii) an enterprise that is incorporated outside China but has its “de facto management bodies” in China. The only detailed guidance for the definition of “de facto management bodies” currently available is set forth in a notice issued by the PRC State Administration of Taxation (the “SAT Circular 82”), which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to the Company, the Company has applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of its legal entities organized outside of the PRC.
According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management bodies” in China and subject to EIT on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met:
•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.
The Company does not believe that it meets all of the conditions above. The Company and its offshore subsidiaries are incorporated outside the PRC, are holding companies with no establishment or physical presence in the PRC and are not engaged in any services or operations in the PRC. The Company’s key assets and records, including resolutions of the Company’s board of directors and resolutions of the Company’s shareholders, corporate documents and records, seals, accounting books and records, are located and maintained outside of the PRC. In addition, the Company’s board from time to time holds board meetings and makes business decisions outside of China.

As a result of the foregoing, the Company believes that its legal entities organized outside of the PRC should not be treated as PRC resident enterprises. However, as the tax resident status of an enterprise is subject to the determination of the PRC tax authority, neither the Company nor its PRC counsel can be certain whether the Company’s legal entities organized outside of China will be treated as PRC resident enterprise under the EIT Law.
In response to the Staff’s comment, the Company, in its future Form 20-F filings, will expand the existing risk factor titled “Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under new PRC tax law” by clearly stating that if the Company is classified as a PRC “resident enterprise”, such classification could result in unfavorable tax consequences to the Company and its non-PRC shareholders.
The Company respectfully advises the Staff that if the Company is deemed a PRC “residential enterprise,” the impact on the Company’s results of operations would be basically nil as the Company’s legal entities organized outside the PRC have all suffered losses for every year since their inception.
17.	We note your disclosure that you have not recorded a deferred tax liability attributable to taxable temporary differences attributable to the excess of financial report over tax basis because you believe the tax law provides a means by which the reported amount of that investment in subsidiary can be recovered tax-free. Please tell us and disclose in future filings how you plan to achieve this result and your basis under PRC law.
The Company respectfully advises the Staff that the disclosure referred to by the Staff was written in the context of the temporary differences attributable to the difference between the financial reporting carrying amount over tax basis of the Company’s investments in VIEs. However, the Company’s VIEs and VIEs’ subsidiaries located in the PRC had been in loss position and had an accumulated deficit as of December 31, 2008 and 2009. Consequently, there was in fact an excess of tax basis over financial reporting carrying amount and no deferred tax liability arises for that reason rather than because, as the note inadvertently stated, of a tax planning strategy to recover the difference in tax free manner. Moreover, according to ASC 740-30-25 “Income Taxes — Other Considerations or Special Areas” a deferred tax asset shall be recognized for an excess of the tax basis over the amount for financial reporting of an investment only if it is apparent that the temporary difference will reverse in the foreseeable future, which is not the case for the Company.

In response to the Staff’s comment, the Company submits that it will revise the accounting disclosure under note of income taxes in future Form 20-F filings as follows, using 2009 numbers as basis for the disclosure:
“Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company’s subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2008 and 2009, and the tax basis for the investment was greater than the carrying value of this investment. Under U.S. GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.”
22. Contingent Liabilities
a)	Outdoor advertisement registration certificate, page F-51

b)	Approval for non-advertising content, page F-52
18.	We note your disclosure on pages F-51 and F-52 regarding the requirement to register outdoor advertising locations with the local branches of the State Administration for Industry and Commerce and to obtain approval from SARFT for non-advertising content. Please expand your disclosure in Note 22 in future filings to quantify the potential impact of failure to obtain the disclosed registrations and approvals.
The Company respectfully advises the Staff that, pursuant to the applicable PRC laws and regulations, the release of non-advertising content shall be subject to the approval from SARFT. However, as the Company previously disclosed in a press release dated December 9, 2010, the Company and China Central Television International Mobile Media Ltd.(“CCTV Mobile Media”) have established a strategic partnership to operate a TV channel of CCTV Mobile Media (“CCTV Air Channel”) to broadcast TV programs to air travelers in China. CCTV Mobile Media will be responsible for program planning, production, and broadcasting. The Company will operate exclusively the advertising business of CCTV Air TV Channel. According to the terms of the cooperation arrangement with CCTV Mobile Media, during the cooperation period from November 29, 2010 to November 28, 2025, CCTV Mobile Media shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

In response to the Staff’s comment, the Company will add the following disclosure in future filings:
“However, it is not possible for the Company to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.”
* * *
The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the 2009 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,
/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

cc:	Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Jeffrey Fu, Deloitte Touche Tohmatsu CPA Ltd., Beijing

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